UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 21, 2019

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 21 March 2019 - Today, Novo Nordisk A/S held its Annual General Meeting, at which the following resolutions were adopted:

Financial year 2018 and 2019

•	The Company’s statutory Annual Report 2018.
•	The actual remuneration of the Board of Directors for 2018 and the remuneration level for 2019.
•	The final dividend for 2018 of DKK 5.15 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2018 of DKK 8.15 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.20 which was paid in August 2018 and a final dividend of DKK 5.15 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2019.

Elections

•	Re-election of Helge Lund as chairman of the Board of Directors.
•	Re-election of Jeppe Christiansen as vice chairman of the Board of Directors.
•	Re-election of Brian Daniels, Andreas Fibig, Sylvie Grégoire, Liz Hewitt, Kasim Kutay and Martin Mackay as members of the Board of Directors.
•	Election of Laurence Debroux as new member of the Board of Directors.
•	Re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionspartner- selskab as the Company’s auditor.

Shares and capital

•	Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B shares are reduced by DKK 10,000,000 from DKK 382,512,800 to DKK 372,512,800. The Company’s A share capital of DKK 107,487,200 remains unchanged, whereby the Company’s share capital will amount to DKK 480,000,000.
•	Authorisation to the Board of Directors until the Annual General Meeting 2020 to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.

•	Authorisation to the Board of Directors to increase the Company’s share capital for a period of two years until 21 March 2021 by a total of nominally DKK 2,000,000 for the authorisation under Article 5.3 in the Articles of Association (for employees without pre-emptive rights for shareholders) and a total of nominally DKK 48,000,000 for the authorisation under Article 5.4, (with or without pre-emptive rights for existing shareholders) subject to a total cap of nominally DKK 48,000,000 for both authorisations under Articles 5.3 and 5.4.

Other

•	Revised Remuneration Principles were adopted.
•	A proposal from a shareholder to reduce prices if the return on equity exceeded 7%, was not adopted.

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors, including its committees, is now composed as follows:

•	Helge Lund (chairman of the Board and chairman of the Nomination Committee)
•	Jeppe Christiansen (vice chairman of the Board and chairman of the Remuneration Committee)
•	Brian Daniels (member of the Remuneration Committee and the Research & Development Committee)
•	Laurence Debroux (member of the Audit Committee)
•	Andreas Fibig (member of the Audit Committee)
•	Sylvie Grégoire (member of the Nomination Committee, the Audit Committee and the Research & Development Committee)
•	Liz Hewitt (chairman of the Audit Committee and member of the Remuneration Committee)
•	Mette Bøjer Jensen (employee representative and member of the Nomination Committee)
•	Kasim Kutay (member of the Nomination Committee)
•	Anne Marie Kverneland (employee representative and member of the Remuneration Committee)
•	Martin Mackay (chairman of the Research & Development Committee)
•	Thomas Rantzau (employee representative and member of the Research & Development Committee)
•	Stig Strøbæk (employee representative and member of the Audit Committee)

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 43,200 people in 80 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its

ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 4442 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 19 / 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 21, 2019	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer